Exhibit 1

Jack Ehnes
Chief Executive Officer

California State Teachers’
Retirement System
7667 Folsom Boulevard
Post Office Box 15275
Sacramento, CA 95851-0275
Board Members
Chair	916.229.3706 Tel
Gary Lynes	www.calstrs.com

Vice Chair
Carolyn Widener

Mark Battey
Dana Dillon
James Gray
Gloria Hom
Miguel Pulido
Kathleen Smalley

Ex Officio Members
State Treasurer
Philip Angelides

Director of Finance
Donna Arduin

State Controller
Steve Westly

Superintendent of
Public Instruction
Jack O’Connell

May 5, 2004

TELL QWEST THAT YOU VALUE INDEPENDENT CORPORATE LEADERSHIP BY VOTING “FOR” PROPOSAL # 3

Dear Fellow Qwest Shareowner:

As one of the largest public employee pension funds in the nation and as a significant owner of Qwest Communications International Inc., the California State Teachers’ Retirement System (CalSTRS) is concerned that certain corporate governance practices at Qwest are potential threats to corporate democracy and stockholder value. Specifically, we believe that Qwest must take the steps necessary to separate the roles of the Company’s Chairman of the Board of Directors from its Chief Executive Officer. At this year’s Annual Meeting on May 25, 2004, CalSTRS will be presenting a proposal urging the Board to amend the Company’s bylaws to require that an independent director who is not serving (or has not served) as Chief Executive Officer of the Company serve as Chair of the Board of Directors.

We urge all Qwest stockholders to support our initiative by marking the “FOR” box on item 3 of the proxy card provided to you by the Company. We believe that, with your support, we can send a strong message to the Board that we care about the corporate governance structure at our Company and that we will take the actions necessary to improve it.

INDEPENDENT OVERSIGHT REQUIRES INDEPENDENT LEADERSHIP

We believe that the primary function of a corporate board is to act as a guardian of the interests of stockholders. This, in our opinion, requires that a board keep a keen eye focused on management to prevent the occurrence of the types of corporate malfeasance that have become all too common in recent years.

CalSTRS believes that an individual who holds the titles of both Chief Executive Officer and Chair of the Board is faced with inherent conflicts that could preclude him/her from acting as an independent overseer of shareowner interests. Qwest’s performance over the last several years seems to support this belief in its entirety.

Given the recent performance of Qwest, and the operation of the Company under the former CEO and Chair, we believe that Qwest provides a case study of what can go wrong in a company that vests its two most critical positions in one person. We think that you will agree that separation of the posts encourages accountability and hope that you will vote FOR proposal #3 to require separation of the two positions.

Our Mission: Securing the Financial Future and Sustaining the Trust of California’s Educators

Qwest Shareowner
May 5, 2004

Shareowners – look at the decimation of value in your shares:

QWEST 5-year stock performance chart

Analysis: Over the last 5 years, Qwest’s highest market capitalization was approximately $110.4 billion in February 2000. The 5-year market capitalization low of $1.8 billion in July 2002 represents a 98% decline in market value from the 5-year high. Qwest’s market capitalization today of $7.4b is still a 94% decline from the February 2000 high.

Qwest bondholders haven’t fared much better; look at the value loss they have suffered even on a credit investment. See Graph 2 below:

Qwest 5-year bonds (6 7/8% notes due 2028) performance chart

Qwest Shareowner
May 5, 2004

THERE IS NO SUBSTITUTE FOR AN INDEPENDENT CHAIR

We do not believe that the promised appointment of a “Lead Independent Director” is a substantive response to the massive performance and governance problems at the Company. Qwest shareholders need real accountability and the Company’s independent directors need to know that shareholders want them to act in their best interests. A vote “FOR” proposal #3 will send this message to the Board and the Company:

In its advisory report, Glass Lewis & Co., a prominent proxy consulting service that recommended a vote “FOR” our proposal, noted that the appointment of a lead director would be a “step in the right direction, but does not go far enough in ensuring shareholders interests are properly being sought.”

INDEPENDENT CHAIRS FOSTER STOCKHOLDER VALUE

We believe that, in the wake of recent corporate scandals, investors are looking for companies that have a strong, independent Chair in place to monitor the activities of management. Accordingly, we believe that companies with independent Chairs would attract a higher degree of interest among investors and that the company’s stock would increase in value as a result of greater investor demand. It also follows that the lack of an independent board may cause a diminution in value, a circumstance that Qwest shareholders can ill afford.

Our strong belief in the necessity of an independent Chair is also shared by a number of corporate governance experts. In 2001, a Blue Ribbon Commission appointed by the National Association of Corporate Directors outlined the importance of an independent director who is responsible for “organizing the board’s evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises.” While the Commission did not explicitly call for an independent Chair, in our opinion, an independent Chair would be the person most able to perform the leadership functions described by the panel.

In a recent book entitled Recurrent Crisis in Corporate Governance, the authors Paul W. MacAvoy and Ira M. Milstein, analyze studies focused on the relationship between sound corporate governance and a company’s performance. Among other suggestions, the authors recommended separating the position of Chair and CEO. The importance of an independent Chair was also recently recognized by the prominent management-consulting firm, McKinsey and Company, in an article titled Chairman and CEO – one job or two? which appears in the latest McKinsey Quarterly.

USE YOUR VOTE TO REGISTER A CALL FOR CHANGE

This year, you have the opportunity to let management know that you are willing to take affirmative steps to protect the value of your investment. We encourage all Qwest stockholders to vote FOR our stockholder proposal, which is item number 3 on the proxy card sent to you by management. By working together, we, the owners of Qwest, can influence the future of our Company and our investment.

Qwest Shareowner
May 5, 2004

No matter how few shares you may own, we urge you to take the time to vote FOR proposal 3. You can exercise your vote by following telephone/internet voting instructions that should have been provided by management, or by mailing back the proxy card previously sent to you.

TIME IS SHORT – PLEASE VOTE BY TELEPHONE OR INTERNET TODAY

If you have any questions or require assistance in voting your shares, please call MacKenzie Partners, Inc., who is assisting CalSTRS, toll-free at (800) 322-2885 or (212) 929-5500 (call collect).

Please do not send us your proxy cards; CalSTRS is not able to vote your proxies, nor does this communication contemplate such an event. This communication is meant to inform you about CalSTRS’ proposal and to give you valuable decision point tools when you review your Qwest proxy for the 2004 Annual Meeting.

We hope that we can count on your support for this important matter and that, by working together, we can show management that we will not remain silent at the expense of our Company and our investment.

Sincerely,

Jack Ehnes
Chief Executive Officer

CalSTRS has retained MacKenzie Partners, Inc., a proxy solicitation firm, in order to assist it in communicating with Qwest shareholders in connection with Qwest’s May 25, 2004 annual meeting of shareholders to vote on proposal number three. CalSTRS plans to communicate with Qwest shareholders by means of an exempt solicitation under the federal proxy rules in the near future. CalSTRS currently is involved in litigation against Qwest, certain present and former officers and directors of Qwest, and other unrelated entities, involving claims of fraud, breach of fiduciary duties and violations of state and federal securities statutes. The claims asserted in that litigation do not relate to the proposal explained above.